13012058

SEC
Mail Processing
Section

MAR 15 2013

Washington DC
401

SECU... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Low (212) 421-1616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Securities Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MARCIA KUCHER, NOTARY PUBLIC
State of New York No. 03-4667377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunrise Securities Corp.
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2012

Sunrise Securities Corp.
Table of Contents
December 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 14, 2013

Sunrise Securities Corp.

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 580,350
Due from broker	2,006,377
Securities owned, at fair value	5,681,677
Due from affiliate	1,228,233
Due from employees	206,454
Prepaid expenses and other assets	82,902
Total assets	$ 9,785,993
Liabilities and Shareholder's Equity	
Securities sold, not yet purchased, at fair value	$ 108,026
Accounts payable and accrued expenses	159,350
Due to related party	681,946
Total liabilities	949,322
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	28,339,595
Accumulated deficit	(19,799,924)
Total shareholder's equity	8,836,671
Total liabilities and shareholder's equity	$ 9,785,993

The notes are an integral part of this financial statement.

1. **Nature of Operations**

Sunrise Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a market maker on the OTC markets.

The Company provides financing and corporate financial advisory services to small to mid-sized companies. The Company also acts as an introducing broker to certain customers on a fully-disclosed basis. The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(ii).

2. **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions, commissions and expenses relating to securities transactions are recorded on a trade-date basis. Revenue and expenses related to underwriting and private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contracts depending on the terms of the arrangement.

Income Taxes
The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for individual tax purposes. The Company is subject to New York City corporation taxes.

Due from Brokers
Due from brokers consists of cash and net amounts receivable or payable for unsettled security transactions.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification Topic 820, "Fair Value Measurements" ("ASC 820") by: (1) clarifying that certain concepts related to measuring the fair value apply only to non-financial assets; (2) allowing a

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

reporting entity to measure the fair value of a net asset or net liability position in a manner consistent with how market participants would price the position; (3) providing a framework for selecting a premium or discount that may be applied in a fair value measurement; (4) providing that an instrument classified in a reporting entity's shareholders' equity may be fair valued based how a market participant would price the identical instrument; and (5) expanding the qualitative and quantitative fair value disclosure requirements. These amendments are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. The Company has adopted ASU 2011-04 and has determined that it has had no material effect on the Company's financial condition.

Valuation of Investments
Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

2. **Summary of Significant Accounting Policies (continued)**

Valuation of Investments (continued)

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The sole shareholder is responsible for valuation policies and procedures and determining the fair value of investments. The sole shareholder evaluates and reviews the fair value of Level III securities and determines the appropriate valuation method and that the values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2012:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/12**
Equities	$ 5,169,255	$ -	$ 375,030	$ 5,544,285
Warrants		99,497	7,550	107,047
Other		30,345		30,345
	$ 5,169,255	$ 129,842	$ 382,580	$ 5,681,677
Securities sold, not yet purchased, at fair value:				
Equities	$ 108,026			$ 108,026

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The Company holds for investment purposes and holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying sizes. The Company may receive warrants (derivative instruments) as compensation in connection with its business activities. The warrants held at December 31, 2012 are included in the statement of financial condition in Securities owned.

The following table provides information on the valuation techniques and nature of significant unobservable inputs used to determine the value of the Level III assets:

	Fair Value December 31, 2012	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Equities	$ 300,000	Market approach	Revenue multiple	.36x (.36x)
	75,000	Liquidation basis		
Warrants	7,580	Black-Scholes Model	Volatility	37% (37%)
			Risk-free rate	1.5%(1.5%)
	$ 382,580			

3. Transactions with related parties

The Company has an expense sharing arrangement with an affiliate wholly-owned by the Company's sole shareholder pursuant to which it is charged management fees. The Company is also charged for consulting and advisory fees by the affiliate.

During 2012, the sole shareholder contributed cash of $800,000 to the Company and withdrew securities with a fair value of $5,723,318.

At December 31, 2012, $681,946 was due to an affiliate of the sole shareholder.

At December 31, 2012, there was an amount due from an affiliate wholly-owned by the sole shareholder in the amount of $1,228,233, due on demand and non-interest bearing.

4. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and there are currently no income tax returns under audit. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2009. Any interest and penalties determined to result from uncertain tax positions will be classified as interest and other expense.

At December 31, 2012, the Company had deferred tax assets consisting of the following components:

	Assets
Net operating loss carryover	$ 1,428,000
Unrealized loss on investment securities owned	828,000
Charitable contribution carryover	145,000
Capital loss carryforward	37,000
	2,438,000
Valuation allowance	(2,438,000)
	$ -

At December 31, 2012, the Company has approximately $1,638,000 of charitable contribution carryovers that expire between 2012 and 2016 and approximately $16,141,000 of net operating loss carryovers which expire in years 2025 through 2031.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by this rule. At December 31, 2012, the Company had net capital of approximately $2,075,000 as compared to net capital requirements of $1,000,000 which are based on the number and type of equity securities in which the Company makes a market.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully-disclosed basis with a clearing broker.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As a non-clearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include market, liquidity and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of the Company's investments due to market fluctuation. Unexpected volatility or illiquidity in the markets in which the Company holds positions could cause losses to be incurred.

Liquidity risk is the risk that the Company will not be able to sell investments quickly or at close to fair value.

The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The Company's securities owned are held in custodial accounts by its clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.